EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

03 JUL 21 AM 7:21

DELIVERED BY FAX 1-202-942-9624



03024681

July 18, 2003

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached Notification of Meeting and Record Date

Dear Sir:

Please find enclosed a copy of Champion's July 17, 2003 Notification of Meeting and Record Date.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

dlw 7/21


EQUITY
TRANSFER SERVICES INC.

EXEMPTION NUMBER
82-4485

July 17, 2003

To: **Ontario Securities Commission**
Alberta Securities Commission

Dear Sir or Madam:

RE: **Notification of Meeting and Record Date**

This is to confirm that the Company Champion Natural Health.com Inc. has sent the Notice of Record and Meeting Dates to The Canadian Depository for Securities.

The Company has advise the following with respect to the Annual & Special Meeting of Shareholders.

1.	ISIN -	158546 10 1
2.	Date Fixed for the Meeting -	September 30, 2003
3.	Record Date For Notice -	August 22, 2003
4.	Record Date For Voting -	August 22, 2003
5.	Beneficial Ownership Determination Date-	August 22, 2003
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting-	Subordinate Voting Shares Multiple Voting Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting-	Subordinate Voting Shares Multiple Voting Shares
8.	Business to be conducted at the meeting-	Non- Routine

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per. Jennifer Tan
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

03 JUL 21 AM 7:21

DELIVERED BY FAX 1-202-942-9624

July 18, 2003

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached Form 27 Material Change Report

Dear Sir:

Please find enclosed a copy of Champion's July 14, 2003 Form 27 Material Change Report filed July 15, 2003.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.



Larry Melnick
President

EXEMPTION NUMBER
82-4485

FORM 27
Securities Act (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

Item 1. **Reporting Issuer**

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

Item 2. **Date of Material Change**

A material change took place on July 14, 2003.

Item 3. **Press Release**

On July 14, 2003 a news release in respect of the material change was released by telecopier through the facilities of BCE Emergis E-News Service.

Item 4. **Summary of Material Change**

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5. **Full Description of Material Change**

A full description of the material change is contained under Item 4.

Item 6. **Reliance on Section 75(3) of the Act**

The report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted.

Item 8. **Senior Officer**

Larry Melnick, President, at (416) 250-6699

EXEMPTION NUMBER
82-4485

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 14th day of July, 2003.

CHAMPION NATURAL HEALTH.COM INC.



Per: ______________________________
Larry Melnick, President

SCHEDULE "A"

CHAMPION GOLD RESOURCES INC.
7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

Telephone: (416) 250-6699
Facsimile: (416) 250-7726

PRESS RELEASE

FOR IMMEDIATE RELEASE
July 14, 2003

Trading on the Canadian Trading and Quotation System
NUMBER OF SHARES ISSUED: 8,658,303

CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION") ANNOUNCES IT IS ELIGIBLE FOR TRADING WHEN THE CNQ MARKETPLACE IS LAUNCHED ON JULY 25, 2003

Champion approved for quotation on the Canadian Trading and Quotation System Inc.

Champion wishes to announce that its subordinate voting shares ("shares") have been approved for quotation in US funds with the ticker symbol CHPG.U. The shares will be eligible for trading when the CNQ marketplace is launched on July 25, 2003.

On July 9, 2003, Champion's investment of $95,000CAN in a second mortgage receivable was paid out in full.

Champion is an investment holding company with investments in the natural health industry.

Champion will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.

NO SECURITIES REGULATORY AUTHORITY OR STOCK EXCHANGE HAS APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED IN THIS PRESS RELEASE

03 JUL 21 AM 7:21

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

DELIVERED BY FAX 1-202-942-9624

July 18, 2003

Mr. Elliott, Esq. Staffin
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b) Filings
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached press release

Dear Sir:

Please find enclosed a copy of Champion's July 14, 2003 press release disseminated July 14, 2003.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.



Larry Melnick
President

82-4485

CHAMPION GOLD RESOURCES INC.
7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

Telephone: (416) 250-6699
Facsimile: (416) 250-7726

PRESS RELEASE

FOR IMMEDIATE RELEASE
July 14, 2003

Trading on the Canadian Trading and Quotation System
NUMBER OF SHARES ISSUED: 8,658,303

CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION") ANNOUNCES IT IS ELIGIBLE FOR TRADING WHEN THE CNQ MARKETPLACE IS LAUNCHED ON JULY 25, 2003

Champion approved for quotation on the Canadian Trading and Quotation System Inc.

Champion wishes to announce that its subordinate voting shares ("shares") have been approved for quotation in US funds with the ticker symbol CHPG.U. The shares will be eligible for trading when the CNQ marketplace is launched on July 25, 2003.

On July 9, 2003, Champion's investment of $95,000CAN in a second mortgage receivable was paid out in full.

Champion is an investment holding company with investments in the natural health industry.

Champion will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.
